TASER International, Inc.

17800 North 85th Street

Scottsdale, Arizona 85255

September 19, 2014

Via EDGAR

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

RE:	Taser International, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 10, 2014

File No. 1-16391

Dear Mr. Cash,

On behalf of TASER International, Inc. (“TASER” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated September 11, 2014 (the “Comment Letter”) with respect to the filing referenced above. We have reviewed the Comment Letter and provide the responses set forth below. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.

Consolidated Financial Statements

9. Commitments and Contingencies, page 62 c.

Litigation, page 62

1.	We note the disclosures in your annual and quarterly filings related to litigation, including your determination that you “do not expect” lawsuits to individually, or in the aggregate, materially affect your business, results of operations or financial condition. Based on this determination it is not clear to us if you believe it is “reasonable possible” that a loss exceeding amounts recognized may have been incurred and the amount of that additional loss would be material to your financial statements. If you do not believe it is “reasonable possible” that a loss exceeding amounts recognized may have been incurred and the amount would be material to your financial statements, please provide that determination in future annual and quarterly filings. If you are unable to provide that determination, please revise future annual and quarterly filings to clarify that fact and to also address the following:

•	Disclose the amount or range of reasonably possible additional loss or state an estimate cannot be made and explain why;

September 19, 2014

•	Address the potential impact of contingencies on cash flows;

•	Provide a roll-forward of claims during each period presented, in addition to disclosing the number of claims at each balance sheet date and the number of claims settled during the most recent quarter, disclose the number of claims filed during each period presented and the number of claims dismissed, settled or otherwise resolved during each period presented; and

•	Disclose the average settlement amount per claim and/or the total impact of settlements, including legal costs, during each period presented.

Refer to ASC 450 and SAB Topic 5:Y. Please show us your proposed disclosures in your response letter.

Response:

When evaluating potential loss contingencies, the Company applies the provisions promulgated under ASC 450 to assess the likelihood of each outcome within the range of probable to remote. Based on the assessment of outstanding litigation and claims as of December 31, 2013, the Company determined that it was not reasonably possible that the lawsuits would individually, or in the aggregate, materially affect the Company’s business, results of operations or financial condition.

In future annual and quarterly filings, we will revise and supplement our financial statement footnote disclosures to include the following:

Proposed Disclosure

From time to time, the Company is notified that it may be a party to a lawsuit or that a claim is being made against it. It is the Company’s policy to not disclose the specifics of any claim or threatened lawsuit until the summons and complaint are actually served on the Company. After carefully assessing the claim, and assuming we determine that we are not at fault or we disagree with the damages or relief demanded, we vigorously defend any lawsuit filed against the Company. In certain legal matters, we record a liability when losses are deemed probable and reasonably estimable. In evaluating matters for accrual and disclosure purposes, we take into consideration factors such as our historical experience with matters of a similar nature, the specific facts and circumstances asserted, the likelihood of our prevailing, and the severity of any potential loss. We reevaluate and update our accruals as matters progress over time.

Based on our assessment of outstanding litigation and claims as of December 31, 2013, the Company has determined that it is not reasonably possible that these lawsuits will individually, or in the aggregate, materially affect our results of operations or financial condition. However, the outcome of any litigation is inherently uncertain and there can be no assurance that any expense, liability or damages that may ultimately result from the resolution of these matters will be covered by our insurance or will not be in excess of amounts recognized or provided by insurance coverage and will not have a material adverse effect on our operating results or financial condition.

September 19, 2014

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact the undersigned at 602-326-6175 or Dan@TASER.com.

Sincerely,

/s/ Daniel M. Behrendt

Chief Financial Officer

TASER International, Inc.